UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Auris Medical Holding Ltd.
(Name of Issuer)

Common Stock, par value CHF 0.40 per share
(Title of Class of Securities)

G07025102
(CUSIP Number)

Thomas Meyer Clarendon House, 2 Church Street Hamilton HM 11, Bermuda +41 (0)41 729 71 94
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07025201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only): Thomas Meyer
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 489,573*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 489,573*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 489,573*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 14.4%*
14.	Type of Reporting Person (See Instructions): IN

*The foregoing beneficial ownership percentage is based upon 3,267,224 common shares, par value CHF 0.40 per share (the “Common Shares”) of Auris Medical Holding Ltd., a Bermuda corporation (the “Issuer”), issued and outstanding as of June 3, 2019, based on information from the Issuer. Reporting Person beneficially owns 489,573 Common Shares consisting of 350,000 Common Shares and warrants and options to purchase up to 139,573 Common Shares exercisable within 60 days of the date hereof.

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person (as defined in the Schedule 13D) with the Securities and Exchange Commission (the “SEC”) on November 21, 2018 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

This Schedule 13D, as amended by this Amendment relates to common shares, par value CHF 0.40 per share (the “Common Shares”) of Auris Medical Holding Ltd., a Bermuda corporation (the “Issuer”). The principal executive offices of the Issuer are located at Clarendon House, 2 Church Street, Hamilton HM 11.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a)	This Statement is being filed on behalf of Thomas Meyer (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is Clarendon House, 2 Church Street, Hamilton HM 11.

(c)	The present occupation of the Reporting Person is Chairman and Chief Executive Officer of the Issuer. The Issuer’s principal business address is Clarendon House, 2 Church Street, Hamilton HM 11, and its principal business is the development of therapeutics that address important unmet medical needs in neurotology and central nervous system disorders.

(d)	The Reporting Person has not has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Switzerland.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

On June 3, 2019, the Reporting Person purchased 1,000 Common Shares at a purchase price of $2.72 per share for a total of $2,720.00. Reporting Person purchased these Common Shares with personal funds.

On June 3, 2019, the Reporting Person purchased 6,000 Common Shares at a purchase price of $2.71 per share for a total of $16,260.00. Reporting Person purchased these Common Shares with personal funds.

On June 3, 2019, the Reporting Person purchased 9,729 Common Shares at a purchase price of $2.80 per share for a total of $27,241.20. Reporting Person purchased these Common Shares with personal funds.

On June 4, 2019, the Reporting Person purchased 1,000 Common Shares at a purchase price of $2.50 per share for a total of $2,500.00. Reporting Person purchased these Common Shares with personal funds.

On June 4, 2019, the Reporting Person purchased 5,000 Common Shares at a purchase price of $2.49 per share for a total of $12,450.00. Reporting Person purchased these Common Shares with personal funds.

On June 4, 2019, the Reporting Person purchased 2,000 Common Shares at a purchase price of $2.53 per share for a total of $5,060.00. Reporting Person purchased these Common Shares with personal funds.

On June 4, 2019, the Reporting Person purchased 5,000 Common Shares at a purchase price of $2.55 per share for a total of $12,750.00. Reporting Person purchased these Common Shares with personal funds.

On June 4, 2019, the Reporting Person purchased 5,000 Common Shares at a purchase price of $2.51 per share for a total of $12,550.00. Reporting Person purchased these Common Shares with personal funds.

On June 5, 2019, the Reporting Person purchased 5,000 Common Shares at a purchase price of $2.85 per share for a total of $14,250.00. Reporting Person purchased these Common Shares with personal funds.

The Reporting Person did not borrow any funds to effectuate the transactions whereby he received the securities that are the subject of this filing on Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

The Reporting Persons acquired the securities reported herein for investment. Currently, Reporting Person is the Chief Executive Officer and Director of the Issuer. As of June 13, 2019 (“Filing Date”), the Reporting Person beneficially owns 489,573 Common Shares including Common Shares that the Reporting Person has the right to acquire within 60 days of the Filing Date upon exercise of outstanding options and warrants.

Except as set forth herein and to the extent the foregoing may be deemed a plan or proposal, the Reporting Person does not have plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

(a)	The information contained on the cover pages to this Schedule 13D/A is hereby incorporated herein by reference. As of the Filing Date there are 3,267,224 Common Shares outstanding. The Reporting Person beneficially owns 489,573 Common Shares including Common Shares that the Reporting Person has the right to acquire within 60 days of the Filing Date upon exercise of outstanding options and warrants.

(b)	The Reporting Person holds sole power to vote and dispose over all of the Common Shares of the Issuer that he beneficially owns.

(c)	The information provided in Item 3 and Item 4 is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Except as described herein, during the past sixty (60) days on or prior to June 13, 2019 (the “Event Date”), and from the Event Date to the Filing Date, there were no other purchases or sales of Common Shares, or securities convertible into or exchangeable for Common Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2019

/s/ Thomas Meyer
Thomas Meyer

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).